

November 22, 2024

Mark King
Chief Executive Officer
MICROPAC INDUSTRIES, INC
1655 State Hwy 66
Garland, Texas 75040

> **Re: MICROPAC INDUSTRIES, INC**
> **Preliminary Merger Information Statement on Schedule 14C**
> **Filed November 12, 2024**
> **File No. 000-05109**

Dear Mark King:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Merger Information Statement on Schedule 14C
The Merger
Background of the Merger, page 13

1.   Please expand this section to discuss the following:
    *   Revise to specify which party initiated the deal.
    *   We note your disclosure on page 14 that the Micropac Board and management considered potential strategic alternatives. Revise to elaborate on these alternatives and whether the Micropac Board and management pursued these alternate transactions. If not, discuss why. If so, discuss what factors led the Micropac Board to choose this transaction over any others.
    *   We note your disclosure on page 15 that Teledyne's initial non-binding letter of intent contemplated an all-cash transaction at a purchase price of $20.00 per share of Micropac Common Stock, which is the same as the final consideration in the executed Merger Agreement. Revise to discuss how the parties negotiated the material terms of the Merger from the non-binding letter of intent until the execution of the Merger Agreement. In this regard, discuss what was proposed by

one party with respect to the deal value and whether a counteroffer was made. If there was a counteroffer, discuss how the parties came to an agreement on the final material term.

Opinion of Financial Advisor
General, page 28

2.   Please revise your disclosure to quantify the compensation paid and to be paid to Mesirow for its services related to the Merger. Further, please revise to quantify any fees paid to Mesirow and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and Mesirow and its affiliates. Refer to Item 1015(b)(4) of Regulation MA.

3.   Refer to page E-3 of Annex E. We note the disclosure that this opinion "may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituents of the Company)." Please have Mesirow provide an updated opinion that eliminates the limitation on reliance. Further, we note the disclosure that this opinion may not be "used for any other purpose without our prior written consent." Please revise the opinion to confirm whether Mesirow consents to the use of its opinion for your filing.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Manufacturing

cc: Matthew L. Fry